November 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:		Amanda Ravitz, Assistant Director
Laurie Abbott, Attorney Advisor

Re:	Impinj, Inc.
Registration Statement on Form S-1
File No. 333-214686

Acceleration Request
	Requested Date:	Wednesday, November 30, 2016
	Requested Time:	4:00 P.M., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Impinj, Inc. (the “Registrant”) dated November 28, 2016. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”) are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. Eastern Daylight Time on November 30, 2016, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
RBC CAPITAL MARKETS, LLC
PACIFIC CREST SECURITIES, A DIVISION OF KEYBANC CAPITAL MARKETS INC.
PIPER JAFFRAY & CO.

Acting on behalf of themselves and as the Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ John B. Wadsworth
Name: John B. Wadsworth
Title: Managing Director

By:	PACIFIC CREST SECURITIES, A DIVISION OF KEYBANC CAPITAL MARKETS INC.

By:	/s/ Andrew M. Rippy
Name: Andrew M. Rippy
Title: Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

cc:	Chris Diorio, Chief Executive Officer

Evan Fein, Chief Financial Officer

Eric Brodersen, President and Chief Operating Officer

Yukio Morikubo, General Counsel

Impinj, Inc.

Patrick J. Schultheis, Esq.

Michael Nordtvedt, Esq.

Jeana S. Kim, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Esq.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP